TORTOISE NORTH AMERICAN ENERGY CORPORATION

July 21, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Larry Greene

Re:	Tortoise North American Energy Corporation – Form N-14
(File Nos. 333-160713) (CIK: 0001314104)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tortoise North American Energy Corporation (the “Company”) hereby requests withdrawal of its Registration Statement on Form N-14 (File No. 333-160173) together with all exhibits and amendments thereto (the “Registration Statement”), that was filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2009.  The Company requests withdrawal of the Registration Statement because it was coded with the wrong Edgar submission type code.  The Company will immediately after this filing be resubmitting its filing as an Amendment No. 2 to the original Registration Statement on Form N-14 (File No. 333-158403), that was originally filed with the Commission on April 3, 2009 using the correct Edgar submission type.  None of the Company’s securities have been sold under the Registration Statement.

If you have any questions with respect to this request, please call Steven F. Carman of the law firm of Husch Blackwell Sanders LLP at (816) 983-8153.

Sincerely,

TORTOISE NORTH AMERICAN ENERGY CORPORATION

By:	/s/ Terry C. Matlack
Terry C. Matlack
Chief Financial Officer